Filed by The Royal Bank of Scotland Group plc

This communication is filed pursuant to Rule 425 under The Securities Act of 1933, as amended.

Subject Company: ABN AMRO Holding NV

Commission File Number: 001-14624

Date: September 20, 2007

On September 20, 2007, The Royal Bank of Scotland issued the following press release:

Johnny Cameron: Update on ABN AMRO

We are now entering a very important period in the consortium bid by RBS, Santander and Fortis for ABN AMRO. I thought it would be valuable to summarise the events of recent days and to highlight several key dates in the coming weeks.

You may have seen over the weekend that ABN AMRO’s Supervisory and Managing Boards published a statement assessing the merits of the competing bids. While they did not recommend either offer, they were significantly warmer in their comments about the Consortium bid compared to earlier statements.

On Monday an important hurdle was cleared when the Consortium received a “Declaration of No Objection” from the Dutch Finance Ministry. This follows a detailed review of the Consortium’s bid conducted by the Finance Ministry in conjunction with the Netherland’s central bank (DNB). The Consortium’s response, welcoming Dutch Minister of Finance consent, has been posted on the intranets.

The key dates over the next few weeks are as follows:-

Thursday 20 Sept — ABN AMRO shareholders meet to discuss the offers that have been made by the Consortium and Barclays. They will be able to hear in greater detail ABN AMRO’s management views on the proposals and to ask questions. However no vote will be held.

Thursday 4 Oct — Closing date for Barclays offer

Friday 5 Oct — Closing date for Consortium’s offer.

At this time we will have a clearer idea of the timetable for transfer of ownership. If successful, we expect transfer of control of ABN AMRO to the Consortium to take place later in October. It is also important to understand that for the immediate future ABN AMRO will continue to operate as an independent entity within its own governance.

The Consortium will however form working parties together with individuals from ABN AMRO to determine the best approach to integration of relevant activities.  This underlines that for almost everyone the critical need at this time is to focus on business as usual and your 2007 objectives so that we maintain our positive momentum in Corporate Markets.

The Consortium remains confident of success and we will keep you updated on how our bid is progressing. I would like to take this opportunity to thank everyone for all their hard work during this extremely busy time.

Johnny Cameron,

Chief Executive, Corporate Markets

Important Information

This announcement is made pursuant to article 9b(1) of the Dutch Decree on the Supervision of the Securities Trade 1995.

In connection with the offer for ABN AMRO, RBS has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4, which includes a preliminary version of the prospectus, and RBS, together with Fortis and Santander (collectively, the “Banks”), have filed with the SEC a Tender Offer Statement on Schedule TO and other relevant materials. The Form F-4 has not yet become effective. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE OFFER BECAUSE THEY CONTAIN IMPORTANT INFORMATION. Investors may obtain a copy of such documents without charge, at the SEC’s website (http://www.sec.gov/). Copies of all documents filed in connection with the offer may also be obtained from each Bank, without charge.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This press release is not an offer of securities for sale into the United States. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom.

Forward-Looking Statements

This announcement includes certain “forward-looking statements”. These statements are based on the current expectations of the Banks and are naturally subject to uncertainty and changes in certain circumstances. Forward-looking statements include any synergy statements and, without limitation, other statements typically containing words such as “intends”, “expects”, “anticipates”, “targets”, “plans”, “estimates” and words of similar import. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements. These factors include, but are not limited to, the presence of a competitive offer for ABN AMRO, whether the Banks and ABN AMRO enter into any definitive agreement with respect to the potential acquisition of ABN AMRO, satisfaction of any conditions to the offer, including the receipt of required regulatory and anti-trust approvals, the successful completion of the offer or any subsequent compulsory acquisition procedure, the anticipated benefits of the offer (including anticipated synergies) not being realized, the separation and integration of ABN AMRO and its assets among the Banks being materially delayed or more costly or difficult than expected, as well as additional factors, such as changes in economic conditions, changes in the regulatory environment, fluctuations in interest and exchange rates, the outcome of litigation and government actions. Other unknown or unpredictable factors could cause actual results to differ materially from those in the forward-looking statements. None of the Banks undertake any obligation to update publicly or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

The Royal Bank of Scotland Group plc, Head Office, Gogarburn, Edinburgh EH12 1HQ, UK. Registered Office, 36 St Andrew Square, Edinburgh EH2 2YB. Registered in Scotland No 45551